UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2015

☐ Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from ___ to ___

Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Penske Automotive Group 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Supplemental Schedules

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2015	3
Notes to Financial Statements	4
Supplemental Schedules*
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	10
Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions	11

*All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signatures	12

Exhibit Index	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of

Penske Automotive Group 401(k) Savings and Retirement Plan

Bloomfield Hills, Michigan

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 and the supplemental schedule of delinquent participant contributions for the year ended December 31, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 16, 2016

Penske Automotive Group 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	December 31,
	2015	2014

Assets:
Investments at fair value	$349,151,951	$347,420,217
Receivables:
Participant contributions	282,604	216,227
Employer contributions	1,735,086	1,698,604
Due from broker	1,305,982	629,876
Notes receivable from participants	14,740,754	13,915,458
Total receivables	18,064,426	16,460,165
Total assets	367,216,377	363,880,382

Liabilities:
Participant refunds payable	84,472	71,254
Due to broker	1,304,774	623,016
Total liabilities	1,389,246	694,270
Net assets available for benefits	$365,827,131	$363,186,112

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Investment income (loss):
Net depreciation in fair value of investments	$(10,458,370)
Interest and dividends	2,442,354
Net investment income (loss)	(8,016,016)

Contributions:
Participant contributions	32,591,989
Employer contributions	7,203,623
Participant rollover contributions	2,274,578
Total contributions	42,070,190

Distributions to participants	(33,650,671)
Administration fees	(717,418)

Net transfers to plan	2,954,934

Increase in net assets	2,641,019

Net assets available for benefits, beginning of year	363,186,112
Net assets available for benefits, end of year	$365,827,131

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2015 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company’s Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, and has responsibility for reviewing the performance of the Plan’s investments. Certain asset based fees are paid by the Plan participants. Wells Fargo (the “Trustee” or “Recordkeeper”) serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings. Participant accounts are also charged with recordkeeping administrative fees.

(d) Contributions

Under the provisions of the Plan, participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCE’s”) are limited to deferring up to 8% of gross earnings on a pre-tax basis. Such contributions may not exceed Internal Revenue Code 402 (g) limitations ($18,000 in 2015). The Plan also permits participants who are 50 or older to make additional contributions (up to $6,000 in 2015). A participant’s elective contributions and any related Employer Match Contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate target retirement fund.

During 2015, the Plan Sponsor elected to fund discretionary matching contributions of 37.5% of the first 4% of eligible salary relating to all contributions by participants (“Employer Match Contributions”).  Eligible salary used to determine discretionary matching contributions may not exceed Internal Revenue Code 401(a)(17) limitations ($265,000 in 2015).  Employer Match Contributions are invested based on participant investment elections or in the default investment if the participant did not make an election.

During 2015 and 2014, certain HCE’s deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable of $84,472 and $71,254 at December 31, 2015 and 2014, respectively, relating to these excess contributions.

(e) Notes Receivable from Participants

Participants may take loans from their accounts from a minimum of $1,000 up to the lesser of 50% of a defined amount or $50,000. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest are paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time.

Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

As of December 31, 2015 and 2014, participant investment options consisted primarily of common collective trust funds, employer securities and mutual funds. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2015 and 2014, forfeited non-vested assets totaled $61,320 and $80,900, respectively, which may be used to pay Plan administration fees and/or Employer Match Contributions. During 2015, approximately $268,544 of fees and matching contributions were paid by the Plan Sponsor using forfeited amounts.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

(b) Investment Valuation and Income Recognition

The Plan’s investments in Company common stock and mutual funds are stated at fair value as determined by quoted market prices. The Plan’s investments in common collective trust funds are stated at net asset value as determined by the issuer of the funds and based on the fair value of the underlying investments held by the funds, discussed further below. The Plan’s investment in the Wells Fargo Stable Return Fund (the “Fund”) is stated at net asset value and is valued based on the underlying investments in the Fund. The Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. While there are certain Fund and Plan level restrictions that may affect the Fund’s ability to transact at contract value, Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable of occurring.

The Plan’s investments in common collective trust funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value (NAV), is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value. There are no restrictions on redemptions or unfunded commitments as of December 31, 2015 and 2014.

See the supplemental schedule of assets (held at end of year) for the title (investment strategy) of each investment held by the Plan as of December 31, 2015.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are awarded on the ex-dividend date.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(d) Payment of Benefits

Benefit payments are recorded upon distribution. Amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, were approximately $172,000 and $43,000 at December 31, 2015 and 2014, respectively.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g) Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Under this new guidance, an entity is required to include those investments as a reconciling item to ensure the total value of investments in the fair value disclosure is consistent with the investment balance on the statement of net assets available for benefits. This ASU is effective for the Plan beginning after January 1, 2016; however, early application is permitted and was elected and applied retrospectively for our 2015 plan year. The adoption of this ASU is reflected in Note 3 “Fair Value Measurements” of the Notes to Financial Statements. There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2014.

In July 2015, the FASB issued ASU No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965).” ASU 2015-12 simplifies disclosures required for employee benefit plans. Part I of this update addresses fully benefit-responsive investment contracts, no longer requiring fully benefit-responsive investment contracts to be measured at fair value and removed certain related disclosure requirements. Contract value is now the only required measurement for fully benefit-responsive investment contracts. Part II of this update eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the presentation of net appreciation or depreciation for each general type of plan investment. Additionally, the requirement to provide fair value disclosure by investment class was eliminated and instead such information shall be disclosed by general type. Part III of this update is not applicable to the Plan. This ASU is effective for the Plan beginning after January 1, 2016; however, early application is permitted and was elected and applied retrospectively for our 2015 plan year. The adoption of this ASU resulted in the reclassification of $971,392 from the “Adjustment from fair value to contract value for fully-benefit responsive stable return fund” to “Investments at fair value” within the statement of net assets available for benefits as of December 31, 2014. We also eliminated historical disclosures of individual investments that comprised 5 percent or more of net assets available for benefits, as well as the net appreciation or deprecation of fair value by investment type, as a result of the adoption of ASU 2015-12. There were no other impacts on the statements of net assets available for benefits as of December 31, 2015 and 2014 and the statement of changes in net assets available for benefits for the year ended December 31, 2014.

3. Fair Value Measurements

The Financial Accounting Standards Board has established a single authoritative definition of fair value and has established the following three tier hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable market data is monitored by the Plan’s management to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2015 and 2014, there were no transfers between levels.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Below is a summary of assets measured at fair value on a recurring basis and assets measured at net asset value:

		Fair Value Measurement
Total Investments	December 31, 2015	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$259,999,059	$—	$—	$—
Employer Securities	35,710,784	35,710,784	—	—
Mutual Funds	53,442,108	53,442,108	—	—
Total	$349,151,951	$89,152,892	$—	$—

(1)	The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.

		Fair Value Measurement
Total Investments	December 31, 2014	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$248,617,280	$—	$—	$—
Employer Securities	42,263,059	42,263,059	—	—
Mutual Funds	56,539,878	56,539,878	—	—
Total	$347,420,217	$98,802,937	$—	$—

(1)	The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.

4. Exempt Party-in-Interest Transactions

As of December 31, 2015 and 2014, the Plan (through investments in Penske Automotive Group Common Stock) held 843,429 and 861,281 shares, respectively, of Penske Automotive Group, Inc. common stock with a cost basis of $27,184,134 and $22,939,771, respectively. The fair value of Penske Automotive Group Common Stock held by the Plan was $35,710,784 and $42,263,059 at December 31, 2015 and 2014, respectively. In addition, certain Plan investments are shares of various funds managed by Wells Fargo, which is the trustee of the Plan, and therefore these investments and their related transactions are considered exempt party-in-interest transactions.

5. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.

6. Federal Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 23, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since requesting the current determination letter. While the plan is subject to IRS review, none have taken place and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan Administrator has concluded that as of December 31, 2015 and 2014, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014 to the Form 5500:

	2015	2014
Net assets available for benefits per the financial statements	$365,827,131	$363,186,112
Less:
Participant contributions receivable	282,604	216,227
Employer contributions receivable	1,735,086	1,698,604
Plus:
Participant refunds payable	84,472	71,254
Net assets available for benefits per the Form 5500	$363,893,913	$361,342,535

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2015 to the Form 5500:

Total contributions per the financial statements	$42,070,190
Add:
Contributions receivable - December 31, 2014	1,914,831
Less:
Contributions receivable - December 31, 2015	2,017,690
Total contributions per the Form 5500	$41,967,331

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2015 to the Form 5500:

Total distributions per the financial statements	$33,650,671
Add:
Participant refunds payable - December 31, 2014	71,254
Less:
Participant refunds payable - December 31, 2015	84,472
Total distributions per the Form 5500	$33,637,453

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2015

Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

COMMON COLLECTIVE TRUST FUNDS
*WELLS FARGO STABLE RETURN FUND	$66,956,557
*WELLS FARGO ENHANCED STOCK MARKET FUND	38,072,329
NORTHERN TRUST S&P 500 INDEX FUND	7,568,118
SSGA NON LENDING RUSSELL SMALL/MID CAP INDEX FUND	16,515,810
SSGA TARGET RETIREMENT 2055 NON LENDING	4,191,526
SSGA TARGET RETIREMENT 2050 NON LENDING	15,448,659
SSGA TARGET RETIREMENT 2045 NON LENDING	15,919,417
SSGA TARGET RETIREMENT 2040 NON LENDING	14,490,169
SSGA TARGET RETIREMENT 2035 NON LENDING	16,473,340
SSGA TARGET RETIREMENT 2030 NON LENDING	18,291,283
SSGA TARGET RETIREMENT 2025 NON LENDING	16,878,905
SSGA TARGET RETIREMENT 2020 NON LENDING	15,134,794
SSGA TARGET RETIREMENT 2015 NON LENDING	6,153,849
SSGA TARGET RETIREMENT INCOME NON LENDING	3,620,518
SSGA U.S. BOND INDEX NON LENDING SERIES FUND	2,320,433
SSGA INTERNATIONAL INDEX NON LENDING FUND	1,963,352
TOTAL COMMON COLLECTIVE TRUST FUNDS	259,999,059

EMPLOYER SECURITIES
PENSKE AUTOMOTIVE COMMON STOCK	35,710,784

MUTUAL FUNDS
DODGE & COX INTERNATIONAL STOCK FUND	12,457,360
VANGUARD STRATEGIC EQUITY FUND	28,675,502
DFA EMERGING MARKETS CORE EQUITY FUND	889,685
PIMCO INFLATION RESPONSE MULTI-ASSET FUND	455,437
PIMCO TOTAL RETURN FUND	10,964,124
TOTAL MUTUAL FUNDS	53,442,108

*PARTICIPANT LOANS (MATURING 2016 TO 2030 AT INTEREST RATES OF 4.25% - 9.50%)	14,740,754
TOTAL	$363,892,705

* Represents a party-in-interest to the plan

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2015

Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	Total that Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Participant Contributions Transferred Late to Plan	$	$264	$	$

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan
	By:	/s/ Anthony R. Pordon

Anthony R. Pordon
Date: June 16, 2016
Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm